[DUANE MORRIS Letterhead]

JAMES A. MERCER III
DIRECT DIAL:  619.744.2209
E-MAIL:  jamercer@duanemorris.com

www.duanemorris.com

June 6, 2008

VIA EDGAR

Mr. Mark P. Shuman, Branch Chief - Legal
Ms. Katherine Wray, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Etelos, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 20, 2008
File No. 333-150746

Dear Mr. Shuman and Ms. Wray:

On behalf of our client, Etelos, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated June 3, 2008 (the “Comment Letter”) with respect to the above-referenced registration statement (the “Registration Statement”).

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter.  Immediately following each such comment is the Company’s response in regular font.  The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter.  In the Company’s responses, unless the context otherwise requires, the terms “we,” “us,” and “our,” refer to the Company.

The Company did not file an amendment to the Registration Statement in connection with this letter. However, the Company desires to file such an amendment as soon as possible following the resolution of the comments set forth herein.

General

1.                                      Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE:  In “The Offering” table on page 5 of the Registration Statement, we provide that the total dollar value of the shares of our common stock being registered for resale is $5.9 million.  The related footnote states that such amount represents the purchase price paid by the selling stockholders for the securities convertible or exercisable into the shares of common stock that are offered for resale by the prospectus.  Because the shares of common stock underlying the overlying securities were not publicly traded at the time such overlying securities were acquired, there is no “market” price that we could use to make this disclosure other than using the price paid for the overlying securities.

2.                                      Please provide us, with a view toward disclosure in the prospectus, with a tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

RESPONSE:  This disclosure was previously made in the Registration Statement with respect to the (i) debentures (our “January debentures”) we issued in the private placement completed in January 2008 (our “January 2008 Private Placement”) and (ii) debentures (our “April debentures”) we issued in the private placement completed in April 2008 (our “April 2008 Private Placement”).  Please see the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION—Recent Financings,” on page 44 of the Registration Statement.

That disclosure did not include the private placement of the convertible notes issued in September 2007.  In this letter and in the Registration Statement we refer to these notes as our “September 2007 notes” and the private placement in which they were issued as our “September 2007 Private Placement.”

The amended disclosure, which includes disclosure regarding the September 2007 notes, is set forth below.

Recent Financings

September 2007, January 2008 and April 2008 Private Placements

The table below provides the following information relative to our September 2007, January 2008 and April 2008 Private Placements: (i) the gross proceeds to us from the private placements (ii) each payment we made or may be required to make to the investors, any affiliate of the investors or any person with whom the investors have a contractual relationship regarding the private placement (other than principal and interest payments we will be required to make under the terms of the debentures issued in the private placements, which are discussed below), and (iii) the net proceeds to us from the private placement (dollar amounts in thousands).

Investor Name	September 2007 Private Placement	January 2008 Private Placement	April 2008 Private Placement

Enable Growth Partners LP	$340	1,000	3,000
Enable Opportunity Partners LP	40	—	—
Pierce Diversified Strategy Master Fund LLC, Ena	20	—	—
Hudson Bay Fund LP	—	470	—
Hudson Bay Overseas Fund LTD.	—	530	500
Gross proceeds	$400	2,000	3,500

Less fees and expenses:
Payment to Kaufman Bros., L.P. and investor relations firm (1)	(20)	(85)	(149)
Payment of legal fees incurred by the investor	—	(10)	—
	$(20)	(95)	(149)

Net proceeds	$380	1,905	3,351

(1) Kaufman Bros. acted as our advisors.

The following table sets forth the (i) gross proceeds we received from each investor in our September 2007 Private Placement and (ii) amount of payments that we may be required to make under the terms of our September 2007 notes (dollar amounts in thousands). Our September 2007 notes were issued at a 10 percent original issue discount. Accordingly, the gross proceeds received was 10 percent less than the amount of principal we must repay.

	Gross	Payments through December 31, 2008			Payments from January 1, 2009 through March 31, 2009
Investor Name	Proceeds	Principal	Interest	Total (1)	Principal	Interest	Total (2)
Enable Growth Partners LP	340	280	26	306	94	1	95
Enable Opportunity Partners LP	40	33	3	36	11	—	11
Pierce Diversified Strategy Master Fund LLC, Ena	20	17	1	18	5	—	5
Totals	$400	$330	$30	$360	$110	$1	$111

(1) Averages to $32.7 thousand per month from February 1, 2008 (the first date on which any payment is due), through December 31, 2008.

(2) Averages to $37.2 thousand per month from January 1, 2009, through March 31, 2009, the maturity date.

The conversion price for our September 2007 notes is currently $0.75.  Assuming that we pay all future principal and interest payments in cash on their respective due dates, the total principal and interest payments for our September 2007 notes aggregate to $471 thousand over their terms.  We received net proceeds of $380 thousand after expenses of $20 thousand from our September 2007 Private Placement.  The ratio of (i) the total amount of payments over the term of the debentures to (ii) net proceeds is 123.9 percent.

The following table sets forth the (i) gross proceeds we received from each investor in our January 2008 and April 2008 Private Placement and (ii) amount of payments that we may be required to make under the terms of our January and April debentures assuming all such payments are made in cash when due and monthly redemption payments begin September 1, 2008 (dollar amounts in thousands).

	Gross	Payments through December 31, 2008			Payments from January 1, 2009 through April 30, 2010
Investor Name	Proceeds	Principal	Interest	Total (1)	Principal	Interest	Total (2)
Enable Growth Partners LP	$4,000	$556	$154	$710	$3,444	$142	$3,586
Hudson Bay Fund LP	$470	$104	$23	$127	$366	$14	$380
Hudson Bay Overseas Fund LTD	$1,030	$173	$43	$216	$857	$34	$891
	$5,500	$833	$220	$1,053	$4,667	$190	$4,857

(1) Averages to $263 thousand per month from September 1, 2008, through December 31, 2008.

(2) Averages to $304 thousand per month from January 1, 2009, through April 30, 2010.

The conversion price for the debentures is currently $1.35.  Assuming that we pay all future principal and interest payments in cash on their respective due dates, the total principal and interest payments for such debentures aggregate to $5.8 million over their respective terms.  We received net proceeds after expenses of $5.3 million from our January 2008 and April 2008 Private Placements.  The ratio of (i) the total amount of payments over the term of the debentures to (ii) net proceeds is 111.5 percent.

3.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed in separately:

•                  the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•                  the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•                              if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•                              if the conversion price per shares is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•                  the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•                  the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•                  the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•                  the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:  With respect to our September 2007 notes, we must pay interest and principal payments in cash.  However, the holders may voluntarily elect to convert all or a portion of the notes into common stock at a conversion price of $0.75.  Our common stock closed at $3.50 on June 4, 2008. Accordingly we would expect the selling stockholders to demand payment in stock. If the price of our common stock were to fall to a level below the conversion price, we intend to make principal and interest payments in cash to the extent that our cash flows from operations provide sufficient ability to do so. If our cash flow from operations is insufficient to support payment in cash, we will attempt to raise additional capital through the sale of additional debt or equity securities; however, no arrangement exists for such financing at this time, and no assurances can be given that such financing will be available to us.  If we are unable to pay the principal and interest in cash, we intend to negotiate with the holders to accept payment in shares of our common stock, but no such agreement or arrangement exists at this time.

The following table sets forth the total possible profit the selling stockholders could realize as a result of the conversion discount for the shares of common stock underlying our September 2007 notes.  The conversion price does not adjust in relation to our stock price. For purposes of this disclosure, we assume that all principal will be converted into shares of our common stock and these notes will be outstanding for their entire term.

In the following table the column entitled:

•                  “Market Price” reflects the fair market value per share of our common stock on the date we issued the note.

•                  “Conversion Price” reflects the conversion price of the note.

•                  “Shares” reflects the number of shares issuable upon conversion of the note.

•                  “Combined Market Price” reflects the total dollar amount of the fair market value of our common stock calculated by multiplying the “Shares” amount by the “Market Price” dollar amount.

•                  “Combined Conversion Price” reflects the total dollar amount the selling stockholder will incur to convert the note, which is the product of the “Shares” amount multiplied by the “Conversion Price” dollar amount.

•                  “Discount to the Market Price” reflects the discount the selling stockholder may realize upon conversion of the note.

September 2007 Private Placement

Selling Stockholder	Market Price ($)	Conversion Price ($)	Shares	Combined Market Price ($000)	Combined Conversion Price ($000)	Discount to the Market Price ($000)
Enable Growth Partners LP	0.75	0.75	498,667	374	374	0
Enable Opportunity Partners LP	0.75	0.75	58,667	44	44	0
Pierce Diversified Strategy Master Fund LLC, ena	0.75	0.75	29,333	22	22	0

With respect to our January and April debentures, we have the option of making payments through cash or shares of our common stock, provided that we have met certain equity conditions, including having an effective registration statement that covers the resale of the shares of common stock. If we make payments in stock, the stock is valued at the lesser of (i) the conversion price which is currently $1.35 or (ii) 85% of the volume weighted average price at which the stock has sold for the prior 10 days. In addition, the selling shareholders can demand that we pay them in stock at the conversion price. Our common stock closed at $3.50 on June 4, 2008. Accordingly we would expect the selling shareholders to demand payment in stock. If the price of our common stock were to fall to a level below the conversion price, we intend to make principal and interest payments in cash to the extent that our cash flows from operations provide sufficient ability to do so.  If our cash flow from operations is insufficient to support payment in cash, we will attempt to raise additional capital through the sale of additional debt or equity securities; however, no arrangement exists for such financing at this time, and no assurances can be given that such financing will be available to us.  If we are unable to pay the principal and interest in cash, we will make the payments in our common stock pursuant to the terms of the agreements.

The following tables set forth the total possible profit the selling stockholders could realize as a result of the conversion or exercise discount for the shares of common stock underlying the debentures and warrants we issued in our January 2008 and April 2008 Private Placements. Only the conversion price of the debentures adjusts in relation to our stock price at the time of conversion. The exercise price of the warrants remains the same regardless of our stock price at the time of exercise. For purposes of this disclosure, we calculated the possible discount under two scenarios with respect to the debentures: (1) assuming the conversion price at the time of conversion remains at the initial conversion price of $1.35, which it currently is; and (2) assuming the conversion price is adjusted to reflect a VWAP for our common stock of $0.50 for each of the 10 consecutive trading days immediately before the conversion date. We chose $0.50 because it is the lowest trading price of our common stock since its first trading date on April 29, 2008. In each case, we assume that all principal as to the debentures will be converted into shares of our common stock and the debentures will be outstanding for their entire term.

In the following tables the column entitled:

•                  “Market Price” reflects the fair market value per share of our common stock on the date we issued the convertible debentures and warrants in question.

•                  “Debentures-Conversion Price” reflects the conversion price of the debenture on the date the debenture was issued.

•                  “Debentures-Shares” reflects the number of shares issuable upon conversion of the debenture under the given scenario.

•                  “Warrants-Exercise Price” reflects the exercise price of the warrant on the date the warrant was issued.

•                  “Warrants-Shares” reflects the number of shares issuable upon exercise of the warrant (the exercise price does not adjust relative to the price per share of our common stock at the time of exercise);

•                  “Total Shares” reflects the total number of shares of our common stock issuable upon conversion and exercise of the debenture and warrant under the given scenario.

•                  “Combined Market Price” reflects the total dollar amount of the fair market value of our common stock calculated by multiplying the “Total Shares” amount by the “Market Price” dollar amount.

•                  “Combined Conversion/Exercise Price” reflects the total dollar amount the selling stockholder will incur to convert the debentures and warrants calculated by adding together the (i) product of the “Debenture-Shares” amount by the “Conversion Price” dollar amount and (ii) the product of the “Warrant-Shares” amount by the “Exercise Price” dollar amount.

•                  “Discount/(Premium) to the Market Price” reflects the discount or premium, as the case may be, the selling stockholder may realize upon conversion and exercise of the debentures and warrants under the given scenario.

January 2008 Private Placement

Assuming the Conversion Price of the Debentures Remains at the Initial Conversion Price of $1.35 at the Time of Conversion of the Debentures

		Debentures		Warrants			Combined	Combined Conversion/	Discount /(Premium) to the
Selling Stockholder	Market Price ($)	Conversion Price ($)	Shares	Exercise Price ($)	Shares	Total Shares	Market Price ($000)	Exercise Price ($000)	Market Price ($000)
Enable Growth Partners LP	1.35	1.35	740,741	1.80	111,111	851,852	1,150	1,200	(50)
Hudson Bay Fund LP	1.35	1.35	348,148	1.80	52,222	400,370	540	564	(24)
Hudson Bay Overseas Fund LTD	1.35	1.35	392,593	1.80	58,889	451,482	610	636	(26)

January 2008 Private Placement

Assuming an Adjusted Conversion Price Reflecting a VWAP of $0.50 at the Time of Conversion of the Debentures

		Debentures		Warrants			Combined	Combined Conversion/	Discount /(Premium) to the
Selling Stockholder	Market Price ($)	Conversion Price ($)	Shares	Exercise Price ($)	Shares	Total Shares	Market Price ($000)	Exercise Price ($000)	Market Price ($000)
Enable Growth Partners LP	1.35	0.425	2,352,941	1.80	111,111	2,464,052	3,326	1,200	2,126
Hudson Bay Fund LP	1.35	0.425	1,105,882	1.80	52,222	1,158,104	1,563	564	999
Hudson Bay Overseas Fund LTD	1.35	0.425	1,247,059	1.80	58,889	1,305,948	1,763	636	1,127

April 2008 Private Placement

Assuming the Conversion Price of the Debentures Remains at the Initial Conversion Price of $1.35 at the Time of Conversion of the Debentures

		Debentures		Warrants			Combined	Combined Conversion/	Discount /(Premium) to the
Selling Stockholder	Market Price ($)	Conversion Price ($)	Shares	Exercise Price ($)	Shares	Total Shares	Market Price ($000)	Exercise Price ($000)	Market Price ($000)
Enable Growth Partners LP	1.35	1.35	2,222,222	1.80	333,333	2,555,555	3,450	3,600	(150)
Hudson Bay Overseas Fund LTD	1.35	1.35	370,370	1.80	55,556	425,926	575	600	(25)

April 2008 Private Placement

Assuming an Adjusted Conversion Price Reflecting a VWAP of $0.50 at the Time of Conversion of the Debentures

		Debentures		Warrants			Combined	Combined Conversion/	Discount /(Premium) to the
Selling Stockholder	Market Price ($)	Conversion Price ($)	Shares	Exercise Price ($)	Shares	Total Shares	Market Price ($000)	Exercise Price ($000)	Market Price ($000)
Enable Growth Partners LP	1.35	0.425	7,058,824	1.80	333,333	7,392,157	9,979	3,600	6,379
Hudson Bay Overseas Fund LTD	1.35	0.425	1,176,471	1.80	55,556	1,232,027	1,663	600	1,063

The following tables set forth the total possible profit the selling stockholders, or their affiliates, could realize as a result of the conversion or exercise discount for the shares of common stock underlying other securities held by the selling stockholders or their affiliates, but which are not being offered for re-sale hereunder. These securities include the convertible notes acquired in August 2007 by each of Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena, which are convertible at the option of the holder at a conversion price of $0.75, similar to the September 2007 notes discussed above.

August 2007 Notes

Selling Stockholder	Market Price ($)	Conversion Price ($)	Shares	Combined Market Price ($000)	Combined Conversion Price ($000)	Discount /(Premium) to the Market Price ($000)
Enable Growth Partners LP	0.75	0.75	1,041,333	781	781	0
Enable Opportunity Partners LP	0.75	0.75	117,333	88	88	0
Pierce Diversified Strategy Master Fund LLC, ena	0.75	0.75	73,333	55	55	0

4.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separately:

•                  market price per share of the underlying securities on the date of the sale of that other security;

•                  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                              if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                              if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:  The response to this comment is incorporated by reference to the last paragraph and related table in the response to comment #3, above.

5.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the convertible note transactions;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2 above;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4 above;

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure– as a percentage – of the total amount of all possible payments as disclosed in response to comment 2 above and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 3 above divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of the resulting percentage averaged over the term of the convertible notes.

RESPONSE:  The response to this comment is incorporated by reference to the response to comment #2, above.

6.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                  the date of the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

RESPONSE:  Prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons), consist of the following: (1) the transactions described in the Registration Statement, (2) the issuance of convertible notes to each of Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, ena in a private placement completed in August 2007, and (3) transactions occurring in February 2006, November 2005, and March 2005 between the selling stockholders and Tripath Technology, Inc., a Delaware corporation and the predecessor to Etelos, Inc.  All outstanding shares of common stock of Tripath Technology, Inc. were eliminated in a Chapter 11 Bankruptcy Proceeding in the United States Bankruptcy Court for the Northern District of California (Case No. 07-50358.  The tables below sets forth the information requested for the transactions identified in (2) above:

August 2007 Private Placement

Date of the transaction:	August 2007

Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction:	8,629,750

Number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders:	1,869,546

Number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction:	1,525,333

Percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction:	81.6%

Market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary):	$ 0.75

Current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary):	$ 3.50

7.                                      Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                  the number of shares outstanding prior to the convertible note transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:  There are no shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements.  Therefore, the response to the requests for disclosure in the second, third and fourth bullet points are not applicable.  Accordingly, we believe that this disclosure would be better conveyed in a paragraph as opposed to a table, which disclosure is set forth below.

Before our September 2007 Private Placement, our January 2008 Private Placement and our April 2008 Private Placement, we had 8,629,750, shares of common stock outstanding, including 6,760,204 shares of our common stock held by our affiliates.  None of the selling stockholders offering our shares of common stock for re-sale pursuant to this prospectus nor any of their affiliates held any shares of our common stock before the private placement transactions described above.  Further, we have not previously registered for re-sale any shares of our common stock on behalf of any of these selling stockholders.  We are registering 5,760,741 shares of our common stock for re-sale on behalf of the selling stockholders under this prospectus.

8.                                      Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•                  whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•                              the date on which each such selling shareholder entered into the short position; and

•                              the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:  With respect to the information solicited by the first bullet point, the response is incorporated by reference to the response to comment #3, above.

With respect to the information solicited by the second bullet point, this disclosure was previously made in the Registration Statement.  Please see the first paragraph on page 25 of the Registration Statement.  Before we file another amendment to the Registration Statement, we undertake to obtain further representations from each of the selling shareholders in regards to a short position in our common stock.

9.                                      Please provide us, with a view toward disclosure in the prospectus, with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:  Other than the disclosure in this letter in response to comments #5 and #6, it is the Company’s view that such a description of the relationships and arrangements between and among those parties is already presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

10.                               Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with the registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Selling Stockholders section of the prospectus.

RESPONSE:  The number of shares we seek to register in connection with the registration statement was determined by the terms of the registration rights agreement we entered into with the selling shareholders with respect to the shares of common stock issuable upon conversion and exercise of our January debentures and April debentures, and related warrants.  With respect to the shares of common stock issuable upon conversion of our September 2007 notes, this number was determined to be the number of shares underlying conversion of the September 2007 notes held by the selling stockholders pursuant to negotiations with the selling stockholders.

We confirm that the number of shares registered in the fee table is consistent with the shares listed in the Selling Stockholders section of the prospectus.

Selling Stockholders, page 24

11.                               With respect to the shares to be offered for resale by each selling security holder that is a legal entity, including Hudson Bay Capital Management, L.P., please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE:  This disclosure was previously made in the Registration Statement with respect to each selling security holder that is a legal entity.  Please see footnotes 2 and 3 to the “Selling Shareholder” table on page 24 of the Registration Statement.  When we file an amendment to the Registration Statement, we will clarify footnote 3 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Hudson Bay Capital Management, L.P.

Part II - Information Not Required in Prospectus
Undertakings, page II-4

12.                               Item 512(i) of Regulation S-K is not applicable to this transaction.  Also, consider the applicability of Item 512(a)(5).  Please revise your Item 17 disclosure as appropriate.

RESPONSE:  When we file an amendment to the Registration Statement, we will remove the undertakings contained in paragraphs (c)(1) and (c)(2) under Item 17 of the Registration Statement, and include the undertakings required by Item 512(a)(5)(ii).

Exhibits
Exhibit 5.1, Opinion of Duane Morris LLP

13.                               The legal opinion currently on file for your registration statement refers only to the shares “issuable upon conversion of convertible debentures or upon exercise of warrants.”  It is not clear whether the opinion encompasses the shares issuable upon conversion of the notes issued in the company’s September 2007 financing.  Please advise or have counsel revise the opinion as appropriate.  Note also that the legal opinion should be provided as of a date as close as possible to requested effectiveness of the registration statement.

RESPONSE:  Duane Morris LLP will revise their opinion to clarify that the opinion covers the shares issuable upon conversion of the September 2007 notes.  Such opinion will be provided as of a date as close as possible to requested effectiveness of the Registration Statement.

*        *        *

The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (619) 744-2209.

Sincerely,

/s/ James A. Mercer III

James A. Mercer III, Esq.
cc:	Jeffrey L. Garon